Filed pursuant to Rule 433
Registration Statement No. 333-140456
Dated July 22, 2008

WealthNotes S&P 500 130/30 Total Return Strategy Index-Linked ETNs

The ETNs

WEALTHNOTES Exchange-Traded Notes (ETNs) are senior, unsecured debt securities that provide exposure to the S&P 500 130/30 Total Return Strategy Index. The issuer of the ETNs is Eksportfinans ASA, which has a current credit rating of AAA from Moody's (negative outlook) and AAA from Fitch Ratings, and AA+ from Standard & Poor's.

The Index

The S&P 500 130/30 Total Return Strategy Index
Performance vs. S&P 500 Over Last 3 Years

The S&P 500 130/30 Total Return Strategy Index (the Index) was developed by Standard & Poor's to follow an investment strategy in which the portfolio commits 30% of its capital to offsetting allocations in short and leveraged long positions. 130/30 strategies, such as the Index, are sometimes referred to as “enhanced active” or “active extension” strategies.

The Index establishes over- and underweight positions relative to the S&P 500 Index. The Index is rebalanced quarterly and is a market-capitalization weighted index using the S&P 500 Index weights as the benchmark as of each reference date. Constituent stocks of the Long Basket each have their weight increased by 1% relative to the S&P 500 Index, effectively equivalent to a long position in their constituent stocks, while constituent stocks of the Short Basket each have their weights decreased by 1% relative to the S&P 500 Index.

No investment should be made without first reading the full Pricing Supplement dated [•], 2008 along with the Prospectus Supplement and Prospectus dated February 5, 2007 relating to the Eksportfinans ASA U.S. Medium-Term Note Program, available at www.sec.gov.

TERMS
Exchange:	NYSE-Arca
Ticker:	WNF
CUSIP:	282645JQ4
ISIN:	US282645JQ48
Inception:	XX, 2008
Maturity:	XX, 2023

ISSUER
Issuer:	Eksportfinans ASA
Moody’s:	AAA (negative outlook)
Fitch:	AAA
S&P:	AA+

TRADING
Redemption:	Weekly
Investor Fee:	0.95% per annum[1]

VALUATIONS
Bloomberg:	SPSLUSDT
Reuters:	.SPSLUSDT

1After March 1, 2009, the Investor Fee may be adjusted downward or upward to a maximum of 1.39% per annum.

NOT PRINCIPAL PROTECTED • NOT BANK GUARANTEED • MAY LOSE VALUE

Investor Considerations

The following is a summary of some but not all of the risks of investing in the WealthNotes ETNs. Investors are urged to read the detailed RISK FACTORS in P-8 through P-14 of the Pricing Supplement before any investment in WealthNotes.

1. The principal of your ETNs is not protected. You may lose all or a significant part of your investment in the ETNs.

2. The Investor Fee will reduce the value of your ETNs.
The level of the Index must increase significantly in order for you to receive at least the principal amount of your investment upon redemption or maturity. Also, in our sole discretion, at any time after March 1, 2009, we may increase the Investor Fee up to a maximum of 1.39%.

3. There are restrictions on the number of ETNs you may redeem and the dates on which you may redeem them.
You must redeem at least $5 million in principal amount of ETNs and your notice of redemption is subject to the “Holder Early Redemption Procedures” specified in the Pricing Supplement. Furthermore, any redemption of ETNs will be subject to a fee of 0.125%.

4. The Index has limited index level history. Limited historical index level information is available for you to consider in making an informed decision with respect to an investment in the ETNs.

5. Uncertain tax treatment for the ETNs. The U.S. Federal income tax consequences of an investment in your ETNs are uncertain, both as to the timing and character of any inclusion in income in respect of your ETNs.

6. The ETNs do not bear interest. You will not receive any periodic payments during the life of the ETNs.

7. Your ETNs may not have an active trading market. In addition, they may not continue to be listed over the life of your ETNs.

8. Any decline in the Issuer’s credit ratings may affect the market value of your ETNs. Actual or anticipated declines in the Issuer’s credit ratings may impact the value of your ETNs.

The Issuer

Eksportfinans ASA is the Norwegian export credit agency, established in 1962. Through providing long-term, competitive financing, Eksportfinans contributes to the realization of development projects within the export sector and the Norwegian public sector. Eksportfinans is owned by banks that operate in Norway, along with the Norwegian Government. Lending is divided into financing to the export sector and Norwegian public sector.

The WealthNotes ETNs are unrated, and rely on the credit rating of Eksportfinans, the issuer of the ETNs. Any decline in the credit ratings of the Issuer may affect the market value of your ETNs, as the credit ratings are an assessment of the Issuer’s ability to pay its obligations, including those on the offered ETNs.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-888-WNOTES-1. You should always consult your investment, legal, tax, accounting and other advisors before investing.

WealthNotes is a service mark of Tributary IP Group NYSE Arca is a service mark of NYSE Group Standard & Poor’s is a trademark of the McGraw Hill Companies Copyright 2008, All rights reserved

www.wealth-notes.com

NOT PRINCIPAL PROTECTED • NOT BANK GUARANTEED • MAY LOSE VALUE